Exhibit 3

FOR IMMEDIATE RELEASE                                   CONTACT: PAUL VITEK, CFO
                                                                  (972) 401-0090


                                                                 Release  #02-03



                    CARBO Ceramics Inc. Announces Adoption of
                             Shareholder Rights Plan

         IRVING, Texas, February 13, 2002--CARBO Ceramics Inc. (NYSE: CRR), a manufacturer of ceramic proppants for use in the hydraulic fracturing of natural gas and oil wells, announced that its Board of Directors has adopted a Shareholder Rights Plan. The plan grants existing shareholders one right for each outstanding share of CARBO Ceramics common stock. The rights become exercisable only in the event that a tender offer for the Company is announced or in the event that any person or group acquires beneficial ownership of at least 15 percent of CARBO Ceramics common stock.

         Mark Pearson, President and Chief Executive Officer of CARBO Ceramics, explained, "The Rights Plan is designed to protect the long-term value of our shareholders' investments and help assure that all shareholders receive equal treatment and the full value of their shares in any attempt to acquire the Company. The Rights Plan will guard the shareholders against partial or inadequate tender offers, open market accumulations and other abusive or coercive takeover tactics. The Rights Plan was adopted as a protective measure and not in response to any takeover attempt."

         Under the Rights Plan, if any person or group acquires beneficial ownership of 15 percent or more of the Company's common stock, each holder of a right, other than the 15 percent holder, may exercise that right at the exercise price of $200 and buy CARBO Ceramics stock with a market value of twice the $200 exercise price. The Company may redeem the rights at any time before there is a triggering 15 percent shareholder, for $0.01 per right.

         The rights will be distributed on February 25, 2002, to stockholders of record on that date. The issuance of the rights has no dilutive effect, will not affect reported earnings per share, and will not change the way in which shareholders can presently trade common stock. Additional details of the Shareholder Rights Plan will be distributed in a mailing to CARBO Ceramics stockholders as of the record date.

         CARBO Ceramics Inc. is based in Irving, Texas.

         This news release may contain forward-looking statements that involve risks and uncertainties including price volatility, operation and other risks and other factors described in the Company's publicly available SEC reports, which could cause actual results to differ materially from those indicated in the forward-looking statements.